Exhibit 12

LORAL SPACE & COMMUNICATIONS LTD.

COMPUTATION OF DEFICIENCY OF EARNINGS TO COVER FIXED CHARGES

	Years Ended December 31,

	2002	2001	2000

	(in thousands)
	(unaudited)

Loss before income taxes, equity in net losses of affiliates, minority interest and cumulative effect of change in accounting principle	$(147,354)	$(126,333)	$(56,843)

Plus fixed charges:

Interest expense	106,861	207,027	187,918

Interest component of rent expense(1)	15,380	15,717	15,664

Less: capitalized interest	(29,816)	(23,097)	(17,082)

Earnings available to cover fixed charges	$(54,929)	$73,314	$129,657

Fixed charges(2)	$(211,427)	$(303,487)	$(271,110)

Deficiency of earnings to cover fixed charges	$(266,356)	$(230,173)	$(141,453)

(1)	The interest component of rent expense is deemed to be approximately 25% of total rent expense.

(2)	Preferred dividends have not been adjusted for income taxes, due to the composition of the taxing jurisdictions underlying the Company’s operations and the resulting impact on the Company’s effective tax rate.